Barclays PLC	1

Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation and indebtedness on a consolidated basis, in accordance with IFRS, as at
30 June 2026.

As at 30.06.26
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	13,507

£m
Group equity
Called up share capital and share premium	4,186
Other equity instruments	13,275
Other reserves	1,493
Retained earnings	60,404
Total equity excluding non-controlling interests	79,358
Non-controlling interests	453
Total equity	79,811
Group indebtedness
Subordinated liabilities	11,098
Debt securities in issue at amortised cost	126,837
Debt securities in issue designated at fair value	96,723
Total indebtedness	234,658
Total capitalisation and indebtedness	314,469
As at 30 June 2026, Barclays Group had total contingent liabilities and commitments of £456.5bn (including guarantees of £17.7bn).
As at 30 June 2026, £16.7bn of Barclays Group indebtedness was secured.